FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2013	By:	/s/ EIJI MIURA
Eiji Miura
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2012 (U.S. GAAP)

Date:	January 31, 2013
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2011		2012
	(Millions of yen, except per share data)
		% Change from December 31, 2010		% Change from December 31, 2011
Total revenue	1,286,358	26.1%	1,359,800	5.7%
Net revenue	1,036,891	24.7%	1,160,019	11.9%
Income before income taxes	24,199	(56.7%)	68,048	181.2%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(10,499)	—%	24,812	—%
Comprehensive income (loss)	(43,696)	—%	41,121	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(2.89)		6.73
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(2.89)		6.60
Return on shareholders’ equity – annualized	(0.7%)		1.5%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2012	2012
	(Millions of yen, except per share data)
Total assets	35,697,312	38,562,229
Total equity	2,389,137	2,435,083
Total NHI shareholders’ equity	2,107,241	2,167,890
Total NHI shareholders’ equity as a percentage of total assets	5.9%	5.6%
Total NHI shareholders’ equity per share (Yen)	575.20	585.27

2. Cash dividends

	For the year ended March 31
	2012	2013	2013 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	4.00	2.00	—
At December 31	—	—	—
At March 31	2.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

Note: Fiscal year 2013 Q4 dividend amount is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2013”.

3. Earnings forecasts for the year ending March 31, 2013

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2012	2012
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	159,078,706	118,489,405

	For the nine months ended December 31
	2011	2012
Average number of shares outstanding (year-to-date)	3,637,598,549	3,687,924,842

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended December 31, 2012, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	1,036.9	1,160.0	11.9
Non-interest expenses	1,012.7	1,092.0	7.8

Income (loss) before income taxes	24.2	68.0	181.2
Income tax expense	25.9	56.5	118.5

Net income (loss)	(1.7)	11.5	—

Less: Net income (loss) attributable to noncontrolling interests	8.8	(13.3)	—

Net income (loss) attributable to NHI shareholders	(10.5)	24.8	—

Return on shareholders’ equity * – annualized	(0.7%)	1.5%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 1,160.0 billion yen for the nine months ended December 31, 2012, an increase of 11.9% from the same period in the prior year. Non-interest expenses increased by 7.8% from the same period in the prior year to 1,092.0 billion yen. Income before income taxes was 68.0 billion yen and Net income attributable to NHI shareholders was 24.8 billion yen for the nine months ended December 31, 2012.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	1,043.0	1,145.1	9.8
Non-interest expenses	1,012.7	1,092.0	7.8

Income (loss) before income taxes	30.3	53.1	75.3

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the nine months ended December 31, 2012 was 1,145.1 billion yen, an increase of 9.8% from the same period in the prior year. Non-interest expenses increased by 7.8% from the same period in the prior year to 1,092.0 billion yen. Income before income taxes was 53.1 billion yen for the nine months ended December 31, 2012. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	257.9	259.2	0.5
Non-interest expenses	215.0	215.8	0.3

Income (loss) before income taxes	42.8	43.4	1.3

Net revenue increased by 0.5% from the same period in the prior year to 259.2 billion yen. Commissions for distribution of investment trusts and brokerage commissions remained almost the same level. Non-interest expenses increased by 0.3% to 215.8 billion yen. As a result, Income before income taxes increased by 1.3% to 43.4 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	50.1	50.6	1.1
Non-interest expenses	33.7	33.4	(0.9)

Income (loss) before income taxes	16.4	17.2	5.2

Net revenue increased by 1.1% from the same period in the prior year to 50.6 billion yen. Non-interest expenses decreased by 0.9% to 33.4 billion yen. As a result, Income before income taxes increased by 5.2% to 17.2 billion yen. Assets under management were 25.1 trillion yen at the end of December 2012.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	396.7	447.9	12.9
Non-interest expenses	446.2	411.9	(7.7)

Income (loss) before income taxes	(49.5)	36.0	—

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue increased by 12.9% from the same period in the prior year to 447.9 billion yen, due primarily to increasing net trading gains. Non-interest expenses decreased by 7.7% to 411.9 billion yen. As a result, Income before income taxes was 36.0 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net revenue	338.4	387.3	14.5
Non-interest expenses	317.8	430.9	35.6

Income (loss) before income taxes	20.6	(43.5)	—

Note:	Certain prior period amounts have been reclassified, in accordance with the realignment in April 2012.

Net revenue was 387.3 billion yen. Loss before income taxes was 43.5 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2012, were 38.6 trillion yen, an increase of 2.9 trillion yen compared to March 31, 2012, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2012 were 36.1 trillion yen, an increase of 2.8 trillion yen compared to March 31, 2012, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2012 was 2.4 trillion yen, an increase of 45.9 billion yen compared to March 31, 2012.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2012) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2012) for the year ended March 31, 2012.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	December 31, 2012	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,070,520	820,045	(250,475)
Time deposits	653,462	439,082	(214,380)
Deposits with stock exchanges and other segregated cash	229,695	264,418	34,723

Total cash and cash deposits	1,953,677	1,523,545	(430,132)

Loans and receivables:
Loans receivable	1,293,372	1,296,883	3,511
Receivables from customers	58,310	79,855	21,545
Receivables from other than customers	864,629	884,240	19,611
Allowance for doubtful accounts	(4,888)	(4,361)	527

Total loans and receivables	2,211,423	2,256,617	45,194

Collateralized agreements:
Securities purchased under agreements to resell	7,662,748	8,379,315	716,567
Securities borrowed	6,079,898	5,096,044	(983,854)

Total collateralized agreements	13,742,646	13,475,359	(267,287)

Trading assets and private equity investments:
Trading assets*	13,921,639	17,566,074	3,644,435
Private equity investments	201,955	89,545	(112,410)

Total trading assets and private equity investments	14,123,594	17,655,619	3,532,025

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million as of March 31, 2012 and ¥383,691 million as of December 31, 2012)	1,045,950	1,097,812	51,862
Non-trading debt securities*	862,758	945,236	82,478
Investments in equity securities*	88,187	101,784	13,597
Investments in and advances to affiliated companies*	193,954	201,079	7,125
Other	1,475,123	1,305,178	(169,945)

Total other assets	3,665,972	3,651,089	(14,883)

Total assets	35,697,312	38,562,229	2,864,917

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2012	December 31, 2012	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,185,613	933,756	(251,857)
Payables and deposits:
Payables to customers	764,857	457,551	(307,306)
Payables to other than customers	767,860	759,508	(8,352)
Deposits received at banks	904,653	961,405	56,752

Total payables and deposits	2,437,370	2,178,464	(258,906)

Collateralized financing:
Securities sold under agreements to repurchase	9,928,293	13,110,371	3,182,078
Securities loaned	1,700,029	2,267,597	567,568
Other secured borrowings	890,952	913,630	22,678

Total collateralized financing	12,519,274	16,291,598	3,772,324

Trading liabilities	7,495,177	7,246,288	(248,889)
Other liabilities	1,165,901	1,125,264	(40,637)
Long-term borrowings	8,504,840	8,351,776	(153,064)

Total liabilities	33,308,175	36,127,146	2,818,971

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares as of March 31, 2012 and 3,822,562,601 shares as of December 31, 2012
Outstanding - 3,663,483,895 shares as of March 31, 2012 and 3,704,073,196 shares as of December 31, 2012	594,493	594,493	—
Additional paid-in capital	698,771	689,680	(9,091)
Retained earnings	1,058,945	1,076,367	17,422
Accumulated other comprehensive income (loss)	(145,149)	(117,931)	27,218

Total NHI shareholders’ equity before treasury stock	2,207,060	2,242,609	35,549
Common stock held in treasury, at cost -
159,078,706 shares as of March 31, 2012 and
118,489,405 shares as of December 31, 2012	(99,819)	(74,719)	25,100

Total NHI shareholders’ equity	2,107,241	2,167,890	60,649

Noncontrolling interests	281,896	267,193	(14,703)

Total equity	2,389,137	2,435,083	45,946

Total liabilities and equity	35,697,312	38,562,229	2,864,917

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Revenue:
Commissions	256,689	233,327	(9.1)
Fees from investment banking	44,835	40,541	(9.6)
Asset management and portfolio service fees	109,165	102,241	(6.3)
Net gain on trading	173,631	261,516	50.6
Gain on private equity investments	26,286	6,543	(75.1)
Interest and dividends	343,442	296,048	(13.8)
Gain (loss) on investments in equity securities	(5,919)	14,767	—
Other	338,229	404,817	19.7

Total revenue	1,286,358	1,359,800	5.7
Interest expense	249,467	199,781	(19.9)

Net revenue	1,036,891	1,160,019	11.9

Non-interest expenses:
Compensation and benefits	406,659	392,967	(3.4)
Commissions and floor brokerage	69,518	66,800	(3.9)
Information processing and communications	133,488	130,341	(2.4)
Occupancy and related depreciation	73,247	68,429	(6.6)
Business development expenses	34,391	34,553	0.5
Other	295,389	398,881	35.0

Total non-interest expenses	1,012,692	1,091,971	7.8

Income before income taxes	24,199	68,048	181.2
Income tax expense	25,870	56,520	118.5

Net income (loss)	(1,671)	11,528	—

Less: Net income (loss) attributable to noncontrolling interests	8,828	(13,284)	—

Net income (loss) attributable to NHI shareholders	(10,499)	24,812	—

	Yen		% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	(2.89)	6.73	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(2.89)	6.60	—

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2011 (A)	December 31, 2012 (B)	(B-A)/(A)
Net income (loss)	(1,671)	11,528	—
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(41,426)	21,374	—
Defined benefit pension plans:
Pension liability adjustment	1,263	5,612	344.3
Deferred income taxes	(643)	(1,547)	—

Total	620	4,065	555.6

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(1,219)	5,393	—
Deferred income taxes	—	(1,239)	—

Total	(1,219)	4,154	—

Total other comprehensive income (loss)	(42,025)	29,593	—

Comprehensive income (loss)	(43,696)	41,121	—
Less: Comprehensive income (loss) attributable to noncontrolling interests	7,245	(10,909)	—

Comprehensive income (loss) attributable to NHI shareholders	(50,941)	52,030	—

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended
	December 31, 2011 (A)	December 31, 2012 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	257,882	259,176	0.5
Asset Management	50,095	50,643	1.1
Wholesale	396,650	447,945	12.9

Subtotal	704,627	757,764	7.5
Other	338,365	387,323	14.5

Net revenue	1,042,992	1,145,087	9.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932	—

Net revenue	1,036,891	1,160,019	11.9

Non-interest expenses

Business segment information:
Retail	215,040	215,766	0.3
Asset Management	33,693	33,395	(0.9)
Wholesale	446,158	411,946	(7.7)

Subtotal	694,891	661,107	(4.9)
Other	317,801	430,864	35.6

Non-interest expenses	1,012,692	1,091,971	7.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,012,692	1,091,971	7.8

Income (loss) before income taxes

Business segment information:
Retail	42,842	43,410	1.3
Asset Management	16,402	17,248	5.2
Wholesale	(49,508)	35,999	—

Subtotal	9,736	96,657	892.8
Other *	20,564	(43,541)	—

Income (loss) before income taxes	30,300	53,116	75.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,101)	14,932	—

Income (loss) before income taxes	24,199	68,048	181.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2011 (A)	December 31, 2012 (B)
Net gain (loss) related to economic hedging transactions	10,453	148	(98.6)
Realized gain (loss) on investments in equity securities held for operating purposes	182	(165)	—
Equity in earnings of affiliates	6,746	9,168	35.9
Corporate items	(25,035)	(15,220)	—
Other	28,218	(37,472)	—

Total	20,564	(43,541)	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2012
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	698,771
Gain (loss) on sales of treasury stock	(1,589)
Issuance and exercise of common stock options	(7,560)
Other net change in additional paid-in capital	58

Balance at end of period	689,680

Retained earnings
Balance at beginning of year	1,058,945
Net income attributable to NHI shareholders	24,812
Cash dividends	(7,390)

Balance at end of period	1,076,367

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(110,652)
Net change during the period	20,128

Balance at end of period	(90,524)

Defined benefit pension plans
Balance at beginning of year	(35,132)
Pension liability adjustment	3,980

Balance at end of period	(31,152)

Non-trading securities
Balance at beginning of year	635
Net unrealized gain on non-trading securities	3,110

Balance at end of period	3,745

Balance at end of period	(117,931)

Common stock held in treasury
Balance at beginning of year	(99,819)
Repurchases of common stock	(4)
Sale of common stock	0
Common stock issued to employees	25,309
Other net change in treasury stock	(205)

Balance at end of period	(74,719)

Total NHI shareholders’ equity

Balance at end of period	2,167,890

Noncontrolling interests
Balance at beginning of year	281,896
Net change during the period	(14,703)

Balance at end of period	267,193

Total equity

Balance at end of period	2,435,083

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012 (A)	December 31, 2012 (B)	(B-A)/(A)
Revenue:
Commissions	96,780	85,926	73,983	90,446	77,367	72,279	83,681	15.8	347,135
Fees from investment banking	13,770	13,819	17,246	14,803	10,383	17,131	13,027	(24.0)	59,638
Asset management and portfolio service fees	39,055	36,712	33,398	35,086	33,813	33,411	35,017	4.8	144,251
Net gain on trading	67,500	25,984	80,147	98,926	84,399	88,929	88,188	(0.8)	272,557
Gain (loss) on private equity investments	(5,950)	(2,315)	34,551	(1,188)	(5,387)	299	11,631	—	25,098
Interest and dividends	133,087	107,288	103,067	92,448	103,469	92,834	99,745	7.4	435,890
Gain (loss) on investments in equity securities	(597)	(2,544)	(2,778)	9,924	(7,061)	12,970	8,858	(31.7)	4,005
Other	83,365	112,977	141,887	224,957	142,610	143,373	118,834	(17.1)	563,186

Total revenue	427,010	377,847	481,501	565,402	439,593	461,226	458,981	(0.5)	1,851,760
Interest expense	96,645	76,258	76,564	66,434	70,339	59,547	69,895	17.4	315,901

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	389,086	(3.1)	1,535,859

Non-interest expenses:
Compensation and benefits	136,307	142,569	127,783	127,989	124,573	133,696	134,698	0.7	534,648
Commissions and floor brokerage	24,058	22,939	22,521	23,982	21,978	21,904	22,918	4.6	93,500
Information processing and communications	43,547	43,544	46,397	43,660	42,524	45,145	42,672	(5.5)	177,148
Occupancy and related depreciation	20,692	26,371	26,184	27,644	24,110	22,140	22,179	0.2	100,891
Business development expenses	9,335	12,333	12,723	14,097	11,329	11,173	12,051	7.9	48,488
Other	62,068	98,465	134,856	200,838	125,074	132,204	141,603	7.1	496,227

Total non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	2.7	1,450,902

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	12,965	(63.4)	84,957
Income tax expense (benefit)	16,320	(373)	9,923	33,033	13,590	30,056	12,874	(57.2)	58,903

Net income (loss)	18,038	(44,259)	24,550	27,725	6,076	5,361	91	(98.3)	26,054

Less: Net income (loss) attributable to noncontrolling interests	267	1,833	6,728	5,643	4,185	2,552	(20,021)	—	14,471

Net income (loss) attributable to NHI shareholders	17,771	(46,092)	17,822	22,082	1,891	2,809	20,112	616.0	11,583

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	4.93	(12.64)	4.87	6.03	0.51	0.76	5.44	615.8	3.18

Diluted-
Net income (loss) attributable to NHI shareholders per share	4.90	(12.65)	4.84	5.92	0.50	0.74	5.33	620.3	3.14

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012 (A)	December 31, 2012 (B)

Net revenue

Business segment information:
Retail	94,189	83,980	79,713	92,376	82,711	80,786	95,679	18.4	350,258
Asset Management	18,843	15,951	15,301	15,705	16,418	15,439	18,786	21.7	65,800
Wholesale	139,962	81,570	175,118	158,399	121,883	137,094	188,968	37.8	555,049

Subtotal	252,994	181,501	270,132	266,480	221,012	233,319	303,433	30.1	971,107
Other	78,649	122,449	137,267	222,580	154,567	156,003	76,753	(50.8)	560,945

Net revenue	331,643	303,950	407,399	489,060	375,579	389,322	380,186	(2.3)	1,532,052

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	8,900	(28.0)	3,807

Net revenue	330,365	301,589	404,937	498,968	369,254	401,679	389,086	(3.1)	1,535,859

Non-interest expenses

Business segment information:
Retail	72,176	73,250	69,614	72,088	70,523	69,824	75,419	8.0	287,128
Asset Management	11,397	11,238	11,058	11,588	11,048	10,879	11,468	5.4	45,281
Wholesale	155,880	152,223	138,055	146,543	130,434	136,901	144,611	5.6	592,701

Subtotal	239,453	236,711	218,727	230,219	212,005	217,604	231,498	6.4	925,110
Other	56,554	109,510	151,737	207,991	137,583	148,658	144,623	(2.7)	525,792

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	2.7	1,450,902

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	296,007	346,221	370,464	438,210	349,588	366,262	376,121	2.7	1,450,902

Income (loss) before income taxes

Business segment information:
Retail	22,013	10,730	10,099	20,288	12,188	10,962	20,260	84.8	63,130
Asset Management	7,446	4,713	4,243	4,117	5,370	4,560	7,318	60.5	20,519
Wholesale	(15,918)	(70,653)	37,063	11,856	(8,551)	193	44,357	—	(37,652)

Subtotal	13,541	(55,210)	51,405	36,261	9,007	15,715	71,935	357.7	45,997
Other*	22,095	12,939	(14,470)	14,589	16,984	7,345	(67,870)	—	35,153

Income (loss) before income taxes	35,636	(42,271)	36,935	50,850	25,991	23,060	4,065	(82.4)	81,150

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,278)	(2,361)	(2,462)	9,908	(6,325)	12,357	8,900	(28.0)	3,807

Income (loss) before income taxes	34,358	(44,632)	34,473	60,758	19,666	35,417	12,965	(63.4)	84,957

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2012
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012 (A)	December 31, 2012 (B)
Net gain (loss) related to economic hedging transactions	(1,505)	4,221	7,737	(2,081)	(1,231)	964	415	(57.0)	8,372
Realized gain (loss) on investments in equity securities held for operating purposes	681	(183)	(316)	16	(736)	613	(42)	—	198
Equity in earnings of affiliates	3,475	1,970	1,301	3,867	1,273	3,346	4,549	36.0	10,613
Corporate items	12,618	(8,616)	(29,037)	(7,094)	6,624	(7,044)	(14,800)	—	(32,129)
Other	6,826	15,547	5,845	19,881	11,054	9,466	(57,992)	—	48,099

Total	22,095	12,939	(14,470)	14,589	16,984	7,345	(67,870)	—	35,153

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc.

Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2012	December 31, 2012
Assets
Current Assets	2,782,409	2,888,726
Fixed Assets	2,655,775	2,587,512

Total Assets	5,438,184	5,476,238

Liabilities
Current Liabilities	1,069,394	767,161
Long-term Liabilities	2,527,391	2,841,823

Total Liabilities	3,596,785	3,608,984

Net Assets
Shareholders’ equity	1,719,153	1,767,179
Valuation and translation adjustments	71,654	56,891
Stock acquisition rights	50,592	43,184

Total Net Assets	1,841,400	1,867,254

Total Liabilities and Net Assets	5,438,184	5,476,238

Nomura Holdings, Inc.

Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the nine months ended
	December 31, 2011	December 31, 2012
Operating revenue	205,301	220,634
Operating expenses	165,606	149,536

Operating income	39,695	71,098

Non-operating income	2,582	1,827
Non-operating expenses	3,126	8,257

Ordinary income	39,151	64,668

Special profits	13,252	7,116
Special losses	25,276	22,364

Income before income taxes	27,127	49,420

Income taxes - current	6,514	1,416
Income taxes - deferred	(1,015)	8,734

Net income	21,628	39,270

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2013_3q.pdf